UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018

Commission File Number 001-38055

NETSHOES (CAYMAN) LIMITED

(Exact name of registrant as specified in its charter)

The Cayman Islands	98-1007784
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Rua Vergueiro 961, Liberdade

01504-001 São Paulo, São Paulo, Brazil

+55 11 3028-3528

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Resignation and appointment of CFO

After almost five years of service, Mr. Leonardo Tavares Dib, in a joint decision with the Board of Directors, resigned his position as Chief Financial Officer (CFO). Mr. Alexandre Olivieri, effective as of February 8, 2018, joins Netshoes as the new CFO. Mr. Dib will continue to work at the Company until March 31, 2018 in order to support an orderly transition of his overall responsibilities to Mr. Olivieri.

Mr. Olivieri last served as chief financial officer at Grupo São Francisco, a healthcare Brazilian company, with over R$1.3 billion in revenues. Previously, he was chief financial officer at Fastshop and, from 2009 until 2014, worked as CFO of GP Investment’s invested companies (Hypermarcas and ELOG). Mr. Olivieri also worked at Braskem, as Marketing, Financial Control and Supply Chain Director, at Coca-Cola FEMSA, as Strategic Planning Director and at McKinsey & Co.

Mr. Olivieri holds an industrial engineering degree from the University of São Paulo (Universidade de São Paulo), and a post-graduate degree in finance from Fundação Getúlio Vargas. Mr. Olivieri also holds an MBA from Bocconi School of Management.

Netshoes would like to thank Mr. Dib for his valuable contribution during his time at the Company and wishes him all the best in his future endeavors.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Netshoes (Cayman) Limited

By:	/s/ Marcio Kumruian
Name:	Marcio Kumruian
Title:	Chief Executive Officer

Date: February 6, 2018